PARADIGM HOLDINGS, INC.
9715 Key West Avenue, 3rd Floor
Rockville, Maryland

September 24, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, DC  20549

Attention:	Michael F. Johnson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	Paradigm Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2010 and amended August 20, 2010
File No. 000-09154

Ladies and Gentlemen:

Paradigm Holdings, Inc. (the “Company”) confirms receipt of the letter dated September 13, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing an amended Preliminary Proxy Statement (the “Amended Proxy”) with this response letter.

Proposal Three – Approval of Amendments to the Voting Rights of Holders of Series A-1 Preferred Stock Pursuant to the Reincorporation Documents, page 12

COMMENT #1:
We note that your discussion of Proposal Three consists almost entirely of recitations of the old and newly proposed provisions without a discussion of the reasons for the proposed changes or the impact of the new provisions on stockholders.  Please revise Proposal Three to avoid merely reciting the new and old provisions of the certificate of designations and the amended and restated articles of incorporation and include instead an informative discussion that advises your stockholders why you are seeking to change each referenced Section of your charter documents and the effect the change will have upon your stockholders.  For example, you state “Each share of Series A-1 Preferred Stock shall entitle the Holder to such number of votes as shall equal the quotient of (x) the total number of shares of Common Stock issuable upon exercise of all Class A Warrants then outstanding, divided by (y) the total number of shares of Series A-1 Preferred Stock then outstanding.”  While it is clear from this disclosure that you are seeking to revise the voting rights of the Series A-1 preferred stock, you should detail why you are proposing this action, to what extent the voting rights of the Series A-1 Preferred Stock will change (i.e., increase or decrease) and any negative impact this may have upon your common stockholders including, but not limited to, any dilutive impact.

September 24, 2010

As another example, you refer to the revised Section (9)(b)(ii) without explaining the reason for this proposed change.  Please note that this comment applies to all Sections of your certificate of designations and amended and restated articles of incorporation that you seek to change pursuant to Proposal Three.

RESPONSE:
In response to the Staff’s comment above, Proposal Three of the Amended Proxy includes a discussion of the reasons for the proposed changes and the impact of the new provisions on the Company's stockholders.  Also included in the Amended Proxy are details on the change in the voting rights of the Series A-1 Preferred Stock.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Martin Schrier, Esq. at (305) 539-3375 or Mark Fleisher, Esq. at (305) 539-3383.

Very truly yours,

/s/ Peter B. LaMontagne
Peter B. LaMontagne
Chief Executive Officer

cc:	Martin Schrier, Esq.
Mark Fleisher, Esq.